VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2007 JUN -5 A 8:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 May 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07024041

BEST AVAILABLE COPY

Attention: Mr. Elliot Staffin

SUPPL

Re: ~~Viralytics Limited~~.
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
8/33 Ryde Road Pymble NSW 2113
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

RECEIVED

[illegible] -5 A 8:33

[illegible]

ASX Release
Date: 24 May 2007

Subject First patient enrolled in Viralytics' Phase I melanoma cancer trial with CAVATAK™

Viralytics is very pleased to announce that the first patient in the Company's Phase I, intratumour administration, dose escalation melanoma cancer trial in late stage Melanoma patients has received the first dose of CAVATAK™.

The trial aims to recruit 3 groups of 3 patients each. The dose escalation schedule is 10^7, 10^8, with the final group to receive 10^9 $tcid_{50}$ of CAVATAK™ injected twice into a superficial melanoma tumour 48 hours apart.

The Primary end point for this trial is to assess the safety and tolerability of two doses of CAVATAK™.

Secondary end points include assessment of changes in tumour size of the injected tumour and non-injected remote tumours using RECIST criteria of tumour response, as well as viremia levels produced and time to clearance of CAVATAK™ after 2 such doses have been injected intratumourally.

The trial site is the Princess Alexandra Hospital in Brisbane, Australia. The Principal Investigators are Associate Professor Mark Smithers and Dr. Damien Thomson.

It is difficult to predict recruitment rates for Phase I clinical trials such as this, however Viralytics will inform the markets as to when each group has completed enrollment.

Bryan Dulhunty
Executive Chairman

About Melanoma: Melanoma is a form of skin cancer that begins in melanocytes (the cells that make the pigment melanin). Melanoma usually begins in a mole. Although early detection and surgical removal may result in cure, once melanoma has spread to distant sites it becomes difficult to manage, with current treatments often proving inadequate. There is an urgent need for new treatments of late stage melanoma. The National Cancer Institute in the USA predicts almost 60,000 new cases of melanoma will be diagnosed in the USA in 2007. The Cancer Council of Australia states that melanoma incidence is 4 times greater in Australia and New Zealand than it is in the USA.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Viralytics Limited
ACN/ARSN	010 657 351

1. Details of substantial holder(1)

Name	Australian Technology Innovation Fund Limited (ATIF Limited)
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	23 / 05 / 07
The previous notice was given to the company on	27 / 12 / 06
The previous notice was dated	27 / 12 / 06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORD	21,327,521	8.86%	16,994,186	7.06%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
5 April	ATIF Limited	Off market transfer	$200,000	ORD	1,333,333
10 May	ATIF Limited	On market transfer	$87,547	ORD	720,374
11 May	ATIF Limited	On market transfer	$53,610	ORD	436,872
14 May	ATIF Limited	On market transfer	$42,844	ORD	342,754
15 May	ATIF Limited	Off market transfer	$30,000	ORD	250,000
17 May	ATIF Limited	On market transfer	$30,634	ORD	256,950
21 May	ATIF Limited	Off market transfer	$7,402	ORD	61,680
22 May	ATIF Limited	On market transfer	$100,841	ORD	916,740
23 May	ATIF Limited	On market transfer	$1,609	ORD	14,630

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
ATIF Limited	ATIF Limited	ATIF Limited	Direct Interest	16,994,188 Ord	7.06 %

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/a	

6. Addresses

The addresses of persons named in this form are:

Name	Address
ATIF Limited	73 Airlie Pullenvale QLD 4069

Signature

print name Mr Stephen Jones capacity Director

sign here Original Signed date 23 / 05 / 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

END